Exhibit 99.1

Scinai Publishes Q1 2024 Financial Results and Provides Business Update

JERUSALEM, ISRAEL – July 2, 2024 - Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI; “Scinai”, or the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today published its financial results for the quarter ended March 31, 2024, and provided a business update.

Business Update & Recent Highlights

Financing

In support of the Company’s strategic pivot, on January 3, 2024, we raised $1.69 million in gross proceeds from the exercise of certain of our outstanding warrants and the issuance of new warrants. H.C. Wainwright & Co. acted as exclusive placement agent in connection with the offering.

Nasdaq Compliance and Conversion of EIB Loan into Equity

On June 7, 2024 the Company announced that on June 5, 2024, it received formal notification from the Listing Qualification Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) that the Company had regained compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”). In the notification provided by the Staff on June 5, 2024, the Staff stated that the Company remains non-compliant with the equity requirement in Listing Rule 5550(b)(1), or any of the alternative requirements under Listing Rule 5550(b), and accordingly the Company presented its plan to get back into compliance with the equity requirement with the Nasdaq Hearing Panel on June 18, 2024. The Plan presented to the panel included a debt-to-equity loan restructuring deal the Company is working on with its lender, the European Investment Bank (the “EIB”).

On June 13, 2024 the Company announced that it received a letter of Intent from the EIB. This LoI outlined specific indicative terms for converting the EIB’s loan into equity. The Company expects to receive a binding term sheet in July and have the financial contract with EIB fully amended by the end of August.

Based on the above plan, the Company requested from the Nasdaq Hearing Panel an extension of the deadline for regaining compliance with the equity requirement. The Company expects to receive the decision of the Hearing Panel in the coming weeks.

CDMO business unit

In the first six months of 2024 we received CDMO work orders valued at approximately $500K, and we are in advanced contract discussions with several other potential clients. We maintain confidence in our sales guidance for 2024 of $1.25 million in expected revenues. As our CDMO unit is new and we are in a rapid growth stage, acquiring new clients and building our reputation and brand awareness of our CDMO services, we expect revenues from the CDMO business to increase materially in the coming years. This is also coupled with growing demand for boutique CDMO services from early-stage biotech companies looking for fast project onset at competitive pricing without compromising on meeting the most stringent scientific and quality standards.

In addition, in 2024 we have been pursuing extensive targeted marketing activities, including online advertisements, direct outreach campaigns and participation in major pharmaceutical conferences, such as BIO Europe Spring in Barcelona (March 2024), and the BioMed Israel conference in Tel Aviv, Israel (May 2024), at which we marketed our CDMO services and met potential partners for our R&D pipeline and potential investors.

Our CDMO unit is currently focused both on executing drug development projects for our clients and on validating our processes and facilities to be ready for cGMP inspection by the Israeli Ministry of Health.

In June, we held a first of its kind, hands on aseptic processing course at our facility in Jerusalem in collaboration with key figures in the industry including Ms. Rachel Shimonovitz, Head of GMP inspectorate of the Israeli Ministry of Health, and ADRES Int’l Biotech, a leading Israeli regulatory and quality consulting services firm. The course attracted many senior role holders from the Israeli biotech industry who came to our facility for this two-day education and training course.

Pipeline Development

We are aggressively advancing the NanoAb preclinical development. At the end of April 2024, we concluded an in-vivo proof of concept animal study in collaboration with Prof. Amos Gilhar, a world-renowned dermatologist of the prestigious Technion Israel Institute of Technology. The results look promising and corroborate our aspiration for the development of a novel, local biologics therapeutic for the treatment of patients suffering from plaque psoriasis.

On June 4, 2024, we met for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S. We expect their final minutes of the meeting in the coming couple of weeks. Upon guidance from the PEI, we expect to commence preparations for a pre-clinical toxicology study before commencing a first-in-human clinical trial of our anti-IL NanoAbs for the treatment of plaque psoriasis in 2025.

Additional NanoAbs for treatment of additional autoimmune diseases, such as asthma, atopic dermatitis and wet AMD, have been discovered and characterized at Max Planck and University Medical Center Göttingen as part of their research collaboration agreement with Scinai. Scinai holds exclusive options for exclusive licenses at pre-agreed financial terms for each of the resulting NanoAbs.

We are pursuing a strategic partnership for both our COVID-19 self-administered inhaled NanoAb, which demonstrated highly promising in vivo results in animals as both a therapeutic and prophylactic treatment, and our anti-IL-17 nanoAb for the treatment of plaque psoriasis and other potential indications.

Q1 2024 Financial Summary

●	R&D expenses for the three months ended March 31, 2024, amounted to $1,568 thousands, compared to $1,995 thousands for the three months ended March 31, 2023. The decrease was primarily due to a reduction in salaries and reduced use of subcontractors.

●	Marketing, general and administrative expenses for the three months ended March 31, 2024, amounted to $484 thousands, compared to $1,191 thousands for the three months ended March 31, 2023. The decrease was primarily due to a reduction in each of salaries, share-based compensation and professional services.

●	Financial income for the three months ended March 31, 2024, amounted to $231 thousands compared to $329 thousands for the three months ended March 31, 2023.

●	Net loss for the three months ended March 31, 2024, was $2,159thousands compared to net loss of $3,515 thousands for the three months ended March 31, 2023.

As of March 31, 2024, Scinai had cash and cash equivalents and short-term deposits of $4,826 thousands compared to $4,870 thousands as of March 31, 2023.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2024	2023
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,826	$4,870
Restricted cash	140	140
Prepaid expenses and other receivables	288	437

Total current assets	5,254	5,447

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,671	10,825
Operating lease right-of-use assets	1,126	1,200

Total non-current assets	11,797	12,025

Total assets	$17,051	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2024	2023
	Unaudited	Audited
LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$928	$535
Operating lease liabilities	387	396
Other payables	610	849

Total current liabilities	1,925	1,780

NON-CURRENT LIABILITIES:
Warrants liability	-	96
Loan from others	19,510	19,368
Non-current operating lease liabilities	732	797

Total non-current liabilities	20,242	20,261

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ DEFICIT:
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at March 31, 2024 and at December 31, 2023; Issued and outstanding 2,160,346,784 shares at March 31, 2024 and 1,857,169,984 shares at December 31, 2023	-	-
Additional paid-in capital	121,118	119,506
Accumulated deficit	(124,494)	(122,335)
Accumulated other comprehensive loss	(1,740)	(1,740)

Total shareholders’ deficit	(5,116)	(4,569)

Total liabilities and shareholders’ deficit	$17,051	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	For the three months ended March 31
	2024	2023
	Unaudited	Unaudited

Research and development expenses, net	$1,568	$1,995
Marketing, general, and administrative expenses	484	1,191
Other income	(124)	-
Total operating expenses	1,928	3,186

Total operating loss	1,928	3,186

Total Financial Expenses net,	231	329

Net loss	$2,159	$3,515

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.001)	(0.003)

Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	2,026,147,212	1,295,256,604

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	For the three months ended March 31
	2024	2023
	Unaudited	Unaudited

Net loss	$2,159	$3,515

Other comprehensive income:
Foreign currency translation adjustments	-	(116)

Total comprehensive loss	$2,159	$3,399

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of December 31, 2022	989,290,784	$-	$116,082	$(2,007)	$(115,835)	$(1,760)

Exercise of warrants	584,015,200	-	801	-	-	801
Vested RSU’s	8,108,400	-	-	-	-	-
Issuance of warrants and shares, net of issuance costs of $86	160,000,000	-	1,086	-	-	1,086

Reclassification of warrants liability to equity	-	-	398	-	-	398

Share-based compensation	-		869	-	-	869
Shares issued for services	115,755,600	-	270	-	-	270
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(6,500)	(6,500)

Balance as of December 31, 2023	1,857,169,984	$-	$119,506	$(1, 740)	$(122,335)	$(4,569)
Issuance of shares, net of issuance costs of $275	-	-	1,421	-	-	1,421
Share-based compensation	-	-	191	-	-	191
Net loss	-	-	-	-	(2,159)	(2,159)
Balance as of March 31, 2024	1,857,169,984	$-	$121,118	$(1, 740)	$(124,494)	$(5,116)

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of December 31, 2022	989,290,784	$-	$116,082	$(2, 007)	$(115,835)	$(1,760)
Exercise of warrants	324,000,000	-	97	-	-	97
Vested RSUs	332,400		-	-	-	-
Other comprehensive income	-	-		116	--	116
Share-based compensation	-	-	252	-	-	252
Net loss	-	-	-	-	(3,515)	(3,515)
Balance as of March 31, 2023	1,313,623,184	$-	$116,431	$(1, 891)	$(119,350)	$(4,810)

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the three months ended March 31,
	2024	2023

Cash flows from operating activities:

Net loss	$(2,159)	$(3,515)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	156	138
Financial income (expense) related to loan from others	225	2,354
Revaluation of warrants	(96)	-
Share-based compensation	191	252
Decrease (increase) in other receivables	149	140
Changes in operating lease right-of-use assets	75	(18)
Increase in trade payables	309	629
Changes in operating lease liabilities	(74)	7
Increase (decrease) in other payables	(239)	(369)

Net cash used in operating activities	(1,463)	(3,059)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2)	(6)

Net cash used in investing activities	$(2)	$(6)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	For the three months ended March 31,
	2024	2023

Cash flows from financing activities:

Proceed from issuance of warrants and shares, net	$1,421	-

Net cash provided by financing activities	1,421	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	(224)

Increase (decrease) in cash, cash equivalents and restricted cash	(44)	(3,289)
Cash, cash equivalents and restricted cash at beginning of year	5,010	14,215

Cash, cash equivalents and restricted cash at end of year	$4,966	$10,926

Supplementary disclosure of cash flows activities:

(1) Cash paid during the year for:
Interest	$143	$725

(2) Non-cash transactions:
Reclassification of warrants liability to financial income	96	-
Exercise of warrants liability into shares	$-	$97

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$4,826	$10,799
Restricted cash	140	127

Cash, cash equivalents and restricted cash	$4,966	$10,926

The accompanying notes are an integral part of the financial statements.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, execution of a binding term sheet providing for revised terms of the Finance Contract with EIB, the accounting impact of execution of such revised terms and the ability of the Company to regain and remain compliant with the continued listing standards of Nasdaq, the potential of Scinai’s NanoAb program, expected revenues of Scinai’s CDMO business and timing of pre-clinical and clinical studies of the Company’s anti-IL NanoAbs for the treatment of plaque psoriasis and their results. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the Company will not execute a binding term sheet with the EIB providing for revised terms of the Finance Contract with EIB and the risk that execution of such binding term sheet will not resolve the deficiency notice of Nasdaq with respect to the Company’s shareholders’ equity; the risk that the Company will otherwise be unable to regain compliance and remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2024 and thereafter, failure to sign agreements with other potential clients of the CDMO business; a delay in the commencement and results of pre-clinical and clinical studies, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.